AHP 3/17/03

03012759

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

VF 3-14-03

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SEC FILE NUMBER
8- 35120

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

'ORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

/IE OF BROKER-DEALER: Barry Earnest Swanson

DBA, Integrated Financial Planning Services

OFFICIAL USE ONLY
FIRM ID. NO.

)RESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Karlstrasse 20

(No. and Street)

Heidelberg	Germany	69117
(City)	(State)	(Zip Code)

IE AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry E. Swanson 011-49-6221-23597

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

:PENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen L. Bridges

(Name — if individual, state last, first, middle name)

CMR 420, Box 706, APO, AE 09063

'ess) (City) (State) Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 11 2003 WASH, D.C. 165 SECTION

CK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

ns for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

MAR 21 2003

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry E. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Financial Planning Services, as of December 31, XX 2002, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

NONE

Signature

President

Title

Notary Public

MILAGROS PEREZ
SSG, U.S. Army
Legal NCO

This report contains (check all applicable boxes):

(a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) STATEMENT OF CASH FLOWS
(p) EXPLANATION OF EXEMPTION FROM RULE 15c 3-3

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Independent Auditor's Report

To The President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services for the period of January 1 through December 31, 2002 and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the private organization. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standard require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of Integrated Financial Planning Services as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Stephen L. Bridges, MBA
Public Accountant

February 27, 2003

Mr. Barry E. Swanson
Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg, Germany

In planning and performing my audit of the financial statements of Integrated Financial Planning Services for the year ended 31 December 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance of the internal control structure.

I also made a study of the practices and procedures followed by the company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verification, and comparisons and recordation of differenced required by rule 17a-13 or in complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, error or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I

noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 200 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Stephen L. Bridges, MBA
Public Accountant

February 20, 2003

Integrated Financial Planning Services
AUDITED BALANCE SHEET
December 31, 2002

ASSETS	
Current Assets	
Checking/Savings	
100 · Citibank - NY State	375,874.44
101 · Commerce Bank	462.24
102 · Commerzbank	-6,216.12
111 · Citibank Money Market	47.74
Total Checking/Savings	370,168.30
Accounts Receivable	
1200 · Accounts Receivable	6,710.90
Total Accounts Receivable	6,710.90
Other Current Assets	
104 · Acct Rec - Other	5,255.73
106 · Acct Rec - Reps Comms	7,790.44
108 · Acct Rec - ANICO	5,659.00
109 · Acct Rec - AETNA	295.95
110 · NASD Cash Account	3,194.00
113 · Acct Rec MF Commissions	41,271.05
115 · Cash on Deposit	5,000.00
132 · Prepaid Renewal Fees	9,468.00
133 · Prepaid Insurance	5,400.00
Total Other Current Assets	83,334.17
Total Current Assets	460,213.37
Fixed Assets	
140 · Furniture & Equipment	88,874.89
150 · A/D - Furn & Equip	-68,305.35
Total Fixed Assets	20,569.54
Other Assets	
120 · Investments in Mutual Funds	34,417.61
Total Other Assets	34,417.61
TOTAL ASSETS	**515,200.52**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
201 · AP Representatives	10,055.02
205 · Accounts Payable	3,515.57
21[illegible] · Comm[illegible] Payable	33,016.84
Total Other Current Liabilities	46,587.43
Total Current Liabilities	46,587.43
Total Liabilities	46,587.43
Equity	
300 · Owners Equity	121,878.17
3000 · Opening Bal Equity	261,546.74
310 · Owners Draw	-22,915.76
311 · Owner's Contibution	22,491.84
Net Income	85,612.10
Total Equity	468,613.09
TOTAL LIABILITIES & EQUITY	**515,200.52**

Integrated Financial Planning Services
AUDITED INCOME SHEET
December 31, 2002

Ordinary Income/Expense		
Income		
404 · Rev - Life Insurance		183,657.36
405 · Rev - MF Commissions		1,501,050.71
410 · Rev - NASD Fees		
Cont. Ed. Fee	1,650.00	
Disclosure Fee	420.00	
Fingerprint Fee	288.00	
Registration	1,635.00	
Series 6 Exam	420.00	
Series 63 Exam	540.00	
Series 7 Exam	630.00	
State Regis Fee	3,185.00	
Termination Fee	1,100.00	
410 · Rev - NASD Fees - Other	0.00	
Total 410 · Rev - NASD Fees		9,868.00
412 · Rev - Study Guides		385.00
415 · Rev - Bonding Fees		6,392.00
417 · Rev - Bus Card,Supp,Admin,etc		472.00
420 · Rev - Investment Fair		5,475.00
430 · Rev - Integrated Benefits		6,225.25
Total Income		1,713,525.32
Expense		
501 · Admin Fees		2,400.00
505 · Advertising		268.29
506 · Audit Expense		1,200.00
510 · Auto Expense		
Gas	2,261.82	
Parking	171.11	
Service	1,492.40	
Total 510 · Auto Expense		3,925.33
512 · Bank Service Charges		1,859.17
514 · Commissions-Side Charges		8,445.00
515 · MF Commission Reps		1,181,422.21
517 · Depreciation		20,130.06
520 · Contact Labor Expense		
Cuomo, Kathy	2,512.45	
Lewis, Bethlehem	18,999.50	
Maybee, Sheila	21,063.00	
Myers, Courtney	3,885.75	
Ottman, Marina	12,939.30	
Polkowska, Dorota	2,540.98	
Taylor, Kimberly	12,776.50	
Total 520 · Contact Labor Expense		74,717.48
521 · Membership Dues		1,653.50
522 · Subscriptions		1,125.69
524 · Meals & Entertainment		13,509.82
530 · Insurance Expense		
Auto	2,740.24	
Medical-Dental	5,586.09	
Total 530 · Insurance Expense		8,326.33
535 · Investment Fair		
Hotel	9,810.08	
Meals & Entertainment	1,710.49	
office exp	407.63	
Prizes	[illegible]	

545 · NASD Expenses		
Annual Fee	464.28	
Cont. Ed. Fee	1,560.00	
Fingerprint Fee	352.00	
Registration	2,015.00	
Series 6 Exam	360.00	
Series 63 Exam	470.00	
Series 7 Dev Fee	270.00	
Series 7 Exam	330.00	
State Regis Fee	420.00	
Termination Fee	1,120.00	
Total 545 · NASD Expenses		7,361.28
549 · Office Expenses		8,597.66
550 · Sales Brochures		184.50
552 · Phone		
Long Distance	713.33	
Telekom	4,938.41	
Total 552 · Phone		5,651.74
555 · Computer Expenses		2,697.55
556 · Network Subscriptions		1,707.37
557 · Publications		570.50
560 · Postage - American		2,307.78
561 · Postage - German		5,472.43
562 · Printing		
Business Card Printing	1,141.13	
562 · Printing - Other	24.75	
Total 562 · Printing		1,165.88
563 · Promotional Expense		2,861.96
565 · Rent		17,170.10
567 · Repairs		
Office	94.34	
Total 567 · Repairs		94.34
572 · Study Guides		757.76
575 · Travel		
Air Fare	10,239.12	
Car Rental	300.00	
Hotel	8,325.37	
Meals & Entertainment	2,019.43	
Taxis	940.75	
Train Tickets	3,403.77	
Total 575 · Travel		25,228.44
576 · Utilities		3,780.12
600 · Exp - Integrated Benefits		5,050.37
614 · British Comm-Side chg		5,778.32
615 · British Comm Reps		51,261.38
6999 · Uncategorized Expenses		0.00
Total Expense		1,493,369.67
Net Ordinary Income		220,155.65
Other Income/Expense		
Other Income		
450 · Interest Income		1,596.55
480 · Gain/Loss on Securities		-10,365.52
485 · Gain/Loss on Exchange Rate		-1,209.54
Total Other Income		-9,978.51
Other Expense		
580 · Taxes		
Income	120,810.35	
Other	802.71	
Total 580 · Taxes		121,613.06
581 · Penalties		297.48
585 · Contributions		1,293.50
590 · Bad Debt		1,361.00
Total Other Expense		124,565.04
Net Other Income		-134,543.55

Integrated Financial Planning Services
Notes to Financial Statements
January 1, 2002 to December 31, 2002

1. The financial statements are prepared on the accrual basis. All amounts are in US Dollars.

2. RECEIVABLES – MUTUAL FUNDS COMMISSIONS DUE represent commissions due from investment companies for one-time purchases of mutual funds and are accrued upon notification of sale from sale from sales personnel.

3. RECEIVABLES FROM NON CUSTOMERS represent a segregated cash account for the exclusive benefit of customers and short-term receivables (advances) due from registered representatives.

4. OTHER SECURITIES represent investments in marketable equity securities held by the business and are accounted for on a fair market value basis. INVESTMENT – GAIN (LOSS) represent the aggregate amount of gain/loss of value at fair market prices computed monthly.

5. PROPERTY, FURNITURE AND EUIPMENT represent purchase prices of computers, cars and office equipment, net of accumulated depreciation. Depreciation is calculated on a straight-line basis using lives of four to seven years.

6. OTHER ASSETS represents cash on account with the NASD for exams/registrations of representatives, as well as reserve deposits with mutual fund companies.

7. ACCOUNTS PAYABLE-REGISTERED REPRESENTATIVES represent commissions due to representatives for one-time sales, thereby keeping consistency with accounting for RECEIVABLES-MUTUAL FUNDS COMMISSIONS DUE.

8. SALES REVENUE represents percentages of total investments sales paid of due to the business from investments companies for sales representatives and owner.

9. OTHER EMPLOYEE COMPENSATION AND BENEFITS represent contract labor expense for administrative assistance and commission expense, which consists of approximately 80% of sales revenue attributable to sales by representatives and paid or due to representatives (see Note 7).

10. OTHER EXPENSE represents costs associated with operating the business that are not included in other line items.

Integrated Financial Planning Services
AUDITED STATEMENT OF CHANGES IN OWNERSHIP EQUITY
For the year ended December 31, 2002

Balance, January 1, 2002	$ 383,425
Net income (loss)	85, 612
Additions, incl non-conforming capital	0.00
Deduction, incl non-conforming capital	424
Balance, December 31, 2002	$ 468,613

Integrated Financial Planning Services
AUDITED COMPUTATION OF NET CAPITAL
For the year ended December 31, 2002

Total ownership equity	$ 468,613
Total ownership equity qualified for net capital	468,613
Total capital and allowable subloans	468,613
Deductions and/or charges total non-allowable assets	69,854
Net capital before haircuts	398,759
Haircuts on securities	5,163
Net Capital	$ 393,596

Integrated Financial Planning Services
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash flows from operating activities		
Net Income		$85,612
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation Expense	$20,130	
Increase in A/R	(40,027)	
Increase in A/P	43,010	
Decrease in Securities	10,366	33,479
Net cash provided by operating activities		119,091
Cash flows from investing activities		
Purchase of Equipment	(3,735)	
Other Assets	(14,368)	
Net cash used by investing activities		(18,103)
Cash flows from financing activities		
Capital drawings	(424)	
Net cash used by financing activities		(424)
Net increase in cash		100,564
Cash, January 1, 2002		269,604
Cash, December 31, 2002		$370,168

INTEGRATED FINANCIAL PLANNING SERVICES

Broker/Dealer

Main Office
Karl Straße 20
69117 Heidelberg,
Germany

Tel: 49-6221-23597
Fax: 49-6221-167376
BarrySwanson@compuserve.com
IFPS@compuserve.com

Addendum to Question 25
FOCUS Part IIA
Form X-17A-5

WE SELL PARTNERSHIP INTERESTS IN PARTNERSHIPS ON A COMMISSION BASIS. WE DO NOT COLLECT ANY CASH, WHICH IS PAID BY CUSTOMER DIRECTLY TO ISSUING PARTNERSHIP. NEITHER DO WE HOLD ANY SECURITIES FOR CUSTOMERS. HOWEVER. TO CONFORM TO THE EXEMPTION PROVISION UNDER RULE 15c3-3. WE HAVE ESTABLISHED A SEGREGATED CASH ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS.